Notice of Availability of Proxy Materials for the Annual and Special Meeting of Shareholders of SSR Mining Inc. Meeting Date and Location When: Thursday, May 10, 2018 Where: Terminal City Club 2:00 p.m. (Vancouver Time) 837 West Hastings Street Metropolitan Ballroom Vancouver, British Columbia, Canada Notice and Access – Electronic Availability of Materials You are receiving this notice as SSR Mining Inc. (the “Company”) has decided to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the Company’s meeting. However, instead of a paper copy of the management information circular (the “Circular”), the financial statements and the management’s discussion and analysis for the year ended December 31, 2017, shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders. We remind you to access and review all of the important information contained in the Circular and other proxy materials before voting. The Circular and other relevant materials are available at: http://ir.ssrmining.com/investors/default.aspx OR www.sedar.com How to Obtain Paper Copies of the Proxy Materials Shareholders may request to receive paper copies of the current meeting materials by mail at no cost. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than 10 business days before the meeting. If you do request the current materials, please note that another voting instruction form or proxy will not be sent; please retain your current one for voting purposes. Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more Toll Free – 1- 866 964-0492 www.computershare.com/ noticeandaccess

To obtain paper copies of the materials prior to meeting or after the meeting please call: Toll Free – within North America – 1-888-338-0046 Direct – outside North America – 1-604-484-8217 Matters to be Voted on at the Meeting The resolutions to be voted on at the meeting are listed below along with the Sections within the Circular where disclosure regarding the matter can be found. 1. Number of Directors – To set the number of directors at nine. See section “Directors – Number of Directors” of the Circular. 2. Election of Directors – To elect directors of the Company for the ensuing year. See section “Directors – Election of Directors” of the Circular. 3. Appointment of Auditor – To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the board of directors of the Company (the “Board”) to set the auditor’s remuneration. See section “Appointment and Remuneration of the Auditor” of the Circular. 4. Advisory Vote on Executive Compensation – To consider a non-binding advisory resolution accepting the Company’s approach to executive compensation. See section “Advisory Vote on Executive Compensation” of the Circular. 5. Approval of Amended and Restated Shareholder Rights Plan – To consider an ordinary resolution continuing, ratifying, amending and restating the Company’s shareholder rights plan. See section “Approval of Amended and Restated Shareholder Rights Plan” of the Circular. 6. Advisory Vote on Virtual-Only Annual Meeting of Shareholders for 2019 – To consider a non-binding, advisory resolution authorizing the Company, at the sole and absolute discretion of the Board, to adopt a virtual-only format for its 2019 annual meeting of shareholders. See section “Advisory Vote on Virtual-Only Annual Meeting of Sharehodlers for 2019” of the Circular. Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. In order for your vote to be counted at the meeting, you must vote using the methods reflected on your enclosed proxy or voting instruction form. Proxies completed by registered shareholders must be received by the Company’s transfer agent, Computershare Investor Services Inc., by 2 p.m. (Pacific Time) on May 8, 2018, by mail, fax, telephone or over the internet. Beneficial shareholders must follow the instructions found on their voting instruction forms. PLEASE VIEW THE CIRCULAR PRIOR TO VOTING